                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A


                                AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     c/o First Reserve Corporation, 475 Steamboat Road, Greenwich, CT 06830
                                 (203) 661-6601
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement because of Rule
13d-1(b)(3) or (4), check the following box:    |_|

Check the following box if a fee is being paid with the statement:    |_|

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Corporation
    I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          13,217,071
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    13,217,071
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,217,071
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund V, Limited Partnership
    I.R.S. No.: 06-1295657
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          598,440
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    598,440
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     598,440
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund V-2, Limited Partnership
    I.R.S. No.: 06-6351960
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,196,877
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,196,877
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,196,877
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VI, Limited Partnership
    I.R.S. No.: 06-1334650
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,488,292
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,488,292
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,488,292
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VII, Limited Partnership
    I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,666,716
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,666,716
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,666,716
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VIII, LP
    I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,266,746
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,266,746
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,266,746
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VII, LP
    I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,666,716
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,666,716
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,666,716
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 89393410

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VIII, LP
    I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,266,746
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,266,746
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,266,746
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The information contained in this Amendment number 2 to Schedule 13D is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc. (the "Issuer"). The purpose of this Amendment is to report the purchase by First Reserve Fund VII, Limited Partnership ("Fund VII") and First Reserve Fund VIII, LP ("Fund VIII") of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer and warrants to purchase Common Stock (the "Warrants"). Fund VII and Fund VIII are affiliated with First Reserve Corporation who is the general partner of First Reserve GP VII, LP ("GP VII") and First Reserve GP VIII, LP ("GP VIII"), who in turn are the general partners of Fund VII and Fund VIII, respectively. Fund VII, Fund VIII, GP VII and GP VIII were not previously joint filers with First Reserve and the other Funds (as defined below) with respect to the Issuer.

         ITEM 1.  SECURITY AND ISSUER.

         Amend Item 1 by changing the Issuer's address to: 370 17th Street, Suite 2750, Denver, CO 80202.

         ITEM 2.  IDENTITY AND BACKGROUND.

         Delete Item 2 and replace it with the following:

         This Schedule 13D is filed by First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2"), First Reserve Fund VI, Limited Partnership ("Fund VI"), First Reserve Fund VII, Limited Partnership ("Fund VII") and First Reserve Fund VIII, LP ("Fund VIII" and together with Fund V, Fund V-2, Fund VI, and Fund VII, the "Funds"), by First Reserve GP VII, LP ("GP VII") and First Reserve GP VIII, LP ("GP VIII"), and by First Reserve Corporation ("First Reserve"), to report the acquisition by Fund VII and Fund VIII of Series A Convertible Preferred Stock and warrants to purchase Common Stock.

         The Funds are Delaware limited partnerships whose principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities.

         GP VII and GP VIII are Delaware limited partnerships which are the general partners of Fund VII and Fund VIII, respectively.

         First Reserve is a Delaware corporation and is the general partner of Fund V, Fund VI, Fund V-2, GP VII and GP VIII. The principal business of First Reserve is to act as managing general partner and provide investment management services to the Funds and to other investment funds managed by First Reserve.

         The principal business and office address of First Reserve, GP VII, GP VIII and each of the Funds (together, the "Reporting Persons") is 475 Steamboat Road, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employee and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule 1.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         Amend Item 3 by adding the following after the last paragraph of that
Item:

         The Series A Convertible Preferred Stock and Warrants acquired by Fund VII and Fund VIII as described in Item 5 were acquired with $25,000,000 and $40,000,000, respectively, of the cash of Fund VII and Fund VIII.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Amend Item 4 by adding the following after the last paragraph of that
Item:

         The acquisition by Fund VII and Fund VIII of the shares of Series A Convertible Preferred Stock and the Warrants were made in order to increase the Funds' investment in the Issuer, in conformity with the purposes stated above.

         Two employees of First Reserve (John A. Hill and Thomas R. Denison) currently serve as directors of the Company.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Delete Item 5 and replace it with the following:

         (a) As of March 25, 1999, the Funds beneficially own an aggregate of 13,217,071 shares of Common Stock, constituting approximately 35.3% of the Common Stock outstanding as of January 31, 1999, as reported by the Issuer. This includes 4,333,332 shares of Common Stock currently issuable upon conversion of the Preferred Stock and 2,600,130 shares of Common Stock issuable upon exercise of the Warrants.

         GP VII and GP VIII as the general partner of Fund VII and Fund VIII may be deemed to beneficially own the shares of Common Stock beneficially owned by those respective Funds. First Reserve as the general partner of Fund V, Fund V-2, Fund VI, GP VII and GP VIII may be deemed to beneficially own all 13,217,071 shares of Common Stock beneficially owned by the Funds.

         Effective March 25, 1999, the number and percentage of shares of Common Stock beneficially owned by each Reporting Person are:

                                                                                  Percentage of Issuer
                                                                                 Shares Outstanding on
                                                              Shares                January 31, 1999
                                                            ----------           ---------------------
Fund V                                                         598,440                   2.0%

Fund V-2                                                     1,196,877                   3.9%

Fund VI                                                      4,488,292                  14.7%

Fund VII                                                     2,666,716                   8.0%

Fund VIII                                                    4,266,746                  12.3%

GP VII (through Fund VII)                                    2,666,716                   8.0%

GP VIII (through Fund VIII)                                  4,266,746                  12.3%

First Reserve (through the Funds)                           13,217,071                  35.3%

         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner of Fund V, Fund V-2 and Fund VI, and of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock beneficially held by each Fund.

         (c) Effective March 25, 1999, Fund VII became committed, subject to certain conditions which have since been fulfilled, to purchase 25,000 shares of Series A Convertible Preferred Stock and warrants to purchase 1,000,050 shares of Common Stock. The shares of Series A Convertible Preferred Stock are convertible into 1,666,666 shares of Common Stock at a price of $15 per share. Each warrant is exercisable to purchase 0.6 shares of Common Stock at a price of $14 per share. The funding of the purchase of the Series A Convertible Preferred Stock and Warrants by Fund VII is scheduled for April 20, 1999.

             Effective March 25, 1999, Fund VIII became committed to purchase 40,000 shares of Series A Convertible Preferred Stock and warrants to purchase 1,600,080 shares of Common Stock. The shares of Series A Convertible Preferred Stock are convertible into 2,666,666 shares of Common Stock at a price of $15 per share. Each warrant is exercisable to purchase 0.6 shares of Common Stock at a price of $14 per share. The funding of the purchase of the Series A Convertible Preferred Stock and Warrants by Fund VIII is scheduled for April 9, 1999.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

         Amend Item 6 by adding the following after the last paragraph thereof:

         Fund VII and Fund VIII entered into the Preferred Stock and Warrant Purchase Agreement (which provides for the purchase of the Preferred Stock and the Warrants), the Stockholder Agreement (which provides for certain contractual rights with respect to the Common Stock), and the Registration Rights Agreement (which provides for the registration of the Common Stock) attached hereto as Exhibits E, H and I. Each of the Funds entered into the Second Amendment and Waiver (which modifies certain pre-existing registration rights) attached hereto as Exhibit J.

         ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Amend Item 7 by adding the following:

         Exhibit E         Form of Preferred Stock and Warrant Purchase
                           Agreement (without exhibits).

         Exhibit F         Certificate of Designations of Series A Convertible
                           Preferred Stock.

         Exhibit G         Warrant Agreement between the Company and BankBoston,
                           N.A. dated March 25, 1999.

         Exhibit H         Stockholders' Agreement among the Company and
                           certain institutional purchaser signatories thereto dated March 25, 1999.

         Exhibit I Registration Rights Agreement between the Company and the purchasers signatories thereto dated March 25, 1999 (without exhibits).

         Exhibit J         Second Amendment and Waiver by and among the
                           Company and certain institutional investors signatories thereto dated March 25, 1999.

         Exhibit K         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 19, 1999.

                                    FIRST RESERVE FUND V, LIMITED PARTNERSHIP

                                    By:   First Reserve Corporation,
                                           as General Partner


                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director


                                    FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP

                                    By:   First Reserve Corporation,
                                           as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director


                                    FIRST RESERVE FUND VI, LIMITED PARTNERSHIP

                                    By:   First Reserve Corporation,
                                           as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director

                                     FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                     By:   First Reserve GP VII, LP,
                                            as General Partner
                                           By:   First Reserve Corporation,
                                                  as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director


                                     FIRST RESERVE FUND VIII, LP

                                     By:   First Reserve GP VIII, LP,
                                            as General Partner
                                           By:   First Reserve Corporation
                                                  as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director


                                     FIRST RESERVE GP VII, LP

                                     By:   First Reserve Corporation,
                                            as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director


                                     FIRST RESERVE GP VIII, LP

                                     By:   First Reserve Corporation,
                                            as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director

                                     FIRST RESERVE CORPORATION



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director

                                   Schedule 1

         1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

            Name and Position with
            First Reserve Corporation
            --------------------------

            Thomas R. Denison
            Managing Director

            Cathleen M. Ellsworth
            Managing Director

            Elizabeth C. Foley
            Managing Director, Treasurer and Secretary

            Ben A. Guill
            President, Managing Director and Director

            John A. Hill
            Vice Chairman, Managing Director and Director

            Will Honeybourne
            Managing Director

            Jennifer Kornfield
            Controller

            William E. Macaulay
            Chairman and Chief Executive Officer,
            Managing Director and Director

            Bruce M. Rothstein
            Managing Director

                                  EXHIBIT INDEX

         Exhibit No.                     Description of Exhibit
         -----------                     ----------------------

         Exhibit E         Form of Preferred Stock and Warrant Purchase
                           Agreement (without exhibits) incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit F         Certificate of Designations of Series A Convertible
                           Preferred Stock incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit G         Warrant Agreement between the Company and
                           BankBoston, N.A. dated March 25, 1999 incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit H         Stockholders' Agreement among the Company and
                           certain institutional purchaser signatories thereto dated March 25, 1999 incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit I Registration Rights Agreement between the Company and the purchasers signatories thereto dated March 25, 1999 (without exhibits) incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit J         Second Amendment and Waiver by and among the
                           Company and certain institutional investors signatories thereto dated March 25, 1999 incorporated by reference to the Issuer's Report on Form 8-K filed on April 1, 1999.

         Exhibit K         Joint Filing Agreement.

                             JOINT FILING AGREEMENT


         We, the signatories of the statement on Schedule 13D filed with respect to the Common Stock of TransMontaigne Oil Company to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.

                                   FIRST RESERVE FUND V, LIMITED PARTNERSHIP

                                   By:   First Reserve Corporation,
                                          as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director





                                   FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP

                                   By:   First Reserve Corporation,
                                          as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director





                                   FIRST RESERVE FUND VI, LIMITED PARTNERSHIP

                                   By:   First Reserve Corporation,
                                          as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director

                                   FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                   By:   First Reserve GP VII, LP,
                                          as General Partner
                                         By:   First Reserve Corporation,
                                                as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director





                                    FIRST RESERVE FUND VIII, LP

                                    By:   First Reserve GP VIII, LP,
                                           as General Partner,
                                          By:   First Reserve Corporation
                                                 as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director




                                   FIRST RESERVE GP VII, LP

                                   By:   First Reserve Corporation
                                          as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director




                                    FIRST RESERVE GP VIII, LP

                                    By:   First Reserve Corporation
                                           as General Partner



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director




                                    FIRST RESERVE CORPORATION



                                             By:  /s/ Thomas R. Denison
                                                  ------------------------------
                                                  Name:  Thomas R. Denison
                                                  Title:  Managing Director